Gibson, Dunn & Crutcher LPP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com
Evan M. D'Amico
Direct: +1 202.887.3613
July 30, 2021	Fax: +1 202.530.4255
EDAmico@gibsondunn.com

VIA EDGAR

Alexandra Barone

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Rotor Acquisition Corp.

Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A

Filed July 12, 2021

File No. 001-39897

Dear Ms. Barone:

On behalf of Rotor Acquisition Corp. (the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 26, 2021 (the “Comment Letter”) with regard to Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 001-39897) filed by the Company on July 12, 2021 (“Amendment No. 1”). The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in Amendment No. 1.

Set forth below in italics are the comments contained in the Staff’s Comment Letter pertaining to Amendment No. 1. Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 2 to the Proxy Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”).  We have enclosed with a copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 2 in paper format, marked to show changes from Amendment No. 1.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Information About Sarcos, page 179

1.

We note your response to prior comment 5. Please include disclosure in the filing clarifying why you believe Sarcos is a “global technology leader for industrial highly dexterous mobile robotics systems for use in dynamic environments.” For example, this may be based on awards and recognition of Sarcos and its products.

Alexandra Barone July 30, 2021 Page 2

Response:  The Company acknowledges the Staff’s comment and has included additional disclosure on page 180 of Amendment No. 2 to support Sarcos’ belief that it is a“global technology leader for industrial highly dexterous mobile robotics systems for use in dynamic environments.”

Financial Statements - Sarcos Corp.

Note 5. Equity, page F-90

2.

We note in Proposal No. 5 that only holders of Class B Common Stock are entitled to vote on the election of directors to your board of directors under the terms of the Amended and Restated Certificate of Incorporation. Please expand the disclosure of Voting Rights to include this exclusive voting right for Class B common stockholders as compared to Class A common stockholders.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the Class B Common Stock voting rights described in Proposal No. 5 relates to the issued and outstanding securities of the Company and not the Class B securities of Sarcos.  Current disclosure regarding this exclusive voting right of holders of Class B Common Stock of the Company is described in further detail on pages 226 and 227 of Amendment 1.  The “Voting Rights” disclosure on page F-90 of Amendment 1 that the Staff cites to in its Comment Letter relates to the Class B securities of Sarcos and not the securities of the Company.

*    *    *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP, by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Evan M. D'Amico